EXHIBIT 1

LETTER DATED JUNE 4, 2002

June 4, 2002

Prime Retail, Inc.
100 East Pratt Street
19th Floor
Baltimore, Maryland 21202
Attention: Board of Directors

Gentlemen:

Fortress Investment Group LLC (together with its affiliates, “Fortress”) is pleased to submit this non-binding proposal to sponsor a recapitalization of Prime Retail, Inc. (the “Company”). As the Company’s existing corporate lender, we believe we are well informed as to the current operations and future prospects of the Company and are uniquely positioned to provide existing preferred and common stockholders a level of liquidity that is not currently available in the public markets. We believe that this transaction is economically in the best interests of existing shareholders and is one in which we are excited to participate.

Structure of Acquisition

General

Our proposal first calls for a cash tender offer for any and all shares of the Company’s preferred and common stock. The cash purchase prices shall be as follows:

	Market Price per	Offer Price	Offer	Total
Class	Share (1)	Per Share	Premium	Value

Series A Preferred	$3.96	$8.00	102%	$18,400
Series B Preferred	2.43	3.00	24%	23,500
Common (2)	0.11	0.15	36%	6,500

Total				$48,400

(1)  Based upon trailing 30-day average.

(2)  Exclusive of common units.

Our recapitalization proposal is not subject to financing but will be conditioned upon receiving consent from not less than two-thirds of the outstanding shares of each class of preferred stock and two-thirds of the outstanding shares of common stock. We contemplate that a merger would be completed shortly after consummation of the tender offer resulting in all preferred stock being converted into common equity.

In order to provide stockholders with the greatest flexibility, we are prepared to offer to each class of securities the choice of either (a) cash, or (b) at the election of each holder of such class, a combination of cash and up to 67% of such consideration for that class in common equity of the recapitalized Company. Assuming all holders elected to take the maximum amount of new equity pursuant to our recapitalization plan, the resulting ownership of the Company would be as follows:

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Class	Resulting Ownership %	Cash Received

Series A Preferred	13.5%	$6,100
Series B Preferred	17.2%	7,800
Existing Common	4.7%	2,200
Fortress	64.6%	Na

Total	100.0%	$16,100

Total uses for the transaction will include amounts necessary to repay all corporate level debt, provide the Company with sufficient working capital and to cover transaction costs. A table of estimated uses is shown below:

Uses

Mezzanine(1)	$15,000
Bridge Debt(1)	12,000
Preferred A	18,400
Preferred B	23,500
Common	6,500
Deal Costs(2)	5,000
Working Capital	11,000

Total Uses	$91,400

(1)  Assumes a projected balance.

(2)  Fortress will be allocated $2.4 million to cover the fees and expenses of its advisors (including legal) and the Company will be allocated $2.6 million to cover the fees of its advisors (including legal). Any transaction costs in excess of $5.0 million will be allocated to reduce the consideration paid to the common shareholders.

Treatment of the Company’s operating partnership unit holders is described in greater detail below.

Fortress is prepared to commence the proposed recapitalization following completion of confirmatory due diligence. Confirmatory due diligence is expected to last for a period of two weeks and will commence upon the execution of a mutually acceptable exclusivity agreement. Given the level of familiarity we have with the Company’s personnel and operations, we believe that the above time frame is readily achievable. Our confirmatory due diligence is expected to focus on the following items:

•	Legal due diligence — material contracts, change of control provisions, etc.

•	Tax due diligence — treatment of unit holders

•	Litigation matters

•	Selective property visit.

To the extent that our due diligence has been completed to our satisfaction, we would expect that the exclusive period would be extended to the extent that all legal documentation relating to the recapitalization proposal has not been finalized.

The proposed recapitalization would depend upon the satisfaction of the following conditions:

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The receipt of all required consents to a transfer from any lender, joint venture partner or counter-party which consent will be to the satisfaction of Fortress in its sole discretion;

Completion of the proposed recapitalization of the “bridge loan” assets;

The Company shall not be in default under any loan or other agreement (other than debt being repaid in full);

Customary waivers of contractual or statutory impediments as they relate to Fortress’ execution of the proposed transaction, including, but not limited to, any excess share provision;

An agreement with the Board supporting the proposed transaction;

The execution of final, binding documentation that include standard terms, conditions, representations, warranties and covenants for transactions of this type, including, without limitation, entering or amending material contracts, sales of assets and payments of dividends.

Treatment of Unit Holders

Fortress is aware of the potential tax consequences that exist with respect to holders of operating partnership units, and in particular those with negative capital accounts. Fortress is also aware that there are contractual obligations that the Company or operating partnership has with certain unit holders. We also believe that any transaction should not create incremental risk to the unit holders. However, based upon our preliminary review of the issues raised, we believe it highly likely that a mutually acceptable arrangement could be reached with the unit holders and do not expect these issues to provide an impediment to completion of a transaction.

Conclusion

We believe the proposal herein provides the Company with a viable, attractive recapitalization plan. The proposal offers preferred and common stockholders a significant premium to current market prices while providing such holders with an opportunity to participate in the future success of the Company. The proposal also supplies the Company with liquidity necessary to achieve its long-term business plan.

The existence of our proposal and the terms thereof is confidential and should not be disclosed to any party without our consent until such time as we have executed a mutually satisfactory definitive agreement.

This proposal is non-binding and may be terminated by us at any time. We look forward to the opportunity to work with you towards the completion of a successful transaction. If there is anything further we can provide to help you understand our proposal, please do not hesitate to contact me at 212-798-6111 or Bill Doniger at 212-798-6136.

We look forward to hearing from you.

Sincerely,

Fortress Investment Group LLC

/s/ Wesley R. Edens
By: Wesley R. Edens, Chairman

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